                                                                    EXHIBIT 13.2



                                                1934 Act Registration No.1-14696
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF SEPTEMBER 2000


                        CHINA MOBILE (HONG KONG) LIMITED
                 (Translation of registrant's name into English)


                                 60/F THE CENTER
                             99 QUEEN'S ROAD CENTRAL
                                HONG KONG, CHINA
                    (Address of principal executive offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                    Form 20-F   X             Form 40-F
                              -----                     -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                    Yes                       No   X
                        -----                    -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________.)

================================================================================

                                    EXHIBITS


Exhibit Number                                                                                     Page
--------------                                                                                     ----
     1.1         2000 Interim Report of China Mobile (Hong Kong) Limited (the "Company").            4


                           FORWARD-LOOKING STATEMENTS

     The Interim Report, dated as of September 1, 2000, of the Company, constituting Exhibit 1.1 to this Form 6-K, contains forward-looking statements that are, by their nature, subject to significant risks and uncertainties. Such forward-looking statements include, without limitation, the Company's strategy and future plans; its abilities to realize business synergies, control operational costs, expand network capacity and increase network efficiency; its ability to develop new technology applications and offer new services; the effectiveness of the Company's various internal control systems and incentive systems; the expected completion of the proposed acquisition; the Company's ability to expand into new business and new markets; future growth of market demand for the Company's services; and future regulatory and other developments in the Chinese telecommunications industry.

     Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any further restructuring of the telecommunications industry; any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities; the effects of competition on the demand and price of the Company's mobile communications services; any changes in wireless and related technology and applications based on such technology, which could affect the viability and competitiveness of the Company's cellular networks and its cellular and other services; and changes in political, economic, legal and social conditions in China including the Chinese government's policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China's telecommunications market. In addition, the Company's future network expansion and other capital expenditure and development plans are dependent on numerous factors, including the availability of adequate financing on acceptable terms, the adequacy of currently available spectrum or the availability of additional spectrum, the availability of transmission lines and equipment when required on acceptable terms, and the availability of qualified management and technical personnel.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           CHINA MOBILE (HONG KONG) LIMITED


Date: September 1, 2000                    By: /s/ WANG XIAOCHU
                                               ----------------------------
                                               Name:  Wang Xiaochu
                                               Title: Chairman and President

                                     [LOGO]

                        CHINA MOBILE (HONG KONG) LIMITED

           (Incorporated in Hong Kong with limited liability under the
                              Companies Ordinance)

                               2000 INTERIM REPORT

CHAIRMAN'S STATEMENT

In the first six months of the year 2000, China Mobile (Hong Kong) Limited underwent rapid development including unveiling its new image. In June 2000, in accordance with the adjustment of its parent company's shareholding structure and after receiving approval from its shareholders, the Company changed its corporate name from "China Telecom (Hong Kong) Limited" to the current name, which more accurately conveys the Company's core business development direction. During the six months, the Group's overall performance was good and met its internal expectations. The Group made significant achievements in terms of both organic and external growth. The subsidiaries in Guangdong, Zhejiang and Jiangsu provinces sustained rapid development and the newly joined subsidiaries in Fujian, Henan and Hainan provinces actively improved their management and synergy. The Company achieved encouraging progress.

The Group's first half-year results are most impressive. The consolidated turnover was RMB28.897 billion, representing an increase of 70.6 per cent over the corresponding period in 1999. EBITDA was RMB16.817 billion, representing an increase of 75.6 per cent over the corresponding period in 1999. Net profit totaled RMB8.724 billion, representing an increase of 117.9 per cent. over the corresponding period in 1999, and earnings per share were RMB0.64, representing an increase of 88.2 per cent over the corresponding period in 1999. The unaudited profit and loss account for the six months ended 30 June 2000 and the comparisons with last year are set out in the accompanying table.

During the six months, the Group's operations were equally impressive. At the end of June 2000, the Group's aggregate subscriber base reached 21.638 million, including 2.496 million pre-paid card users. As of 30 June 2000 the Group's aggregate market share in the six provinces in which the Group operates was 83.0 per cent. The subscriber base of Guangdong Mobile, Zhejiang Mobile, Jiangsu Mobile, Fujian Mobile, Henan Mobile and Hainan Mobile were 9.167 million, 3.995 million, 3.268 million, 2.766 million, 2.158 million and 284,000, respectively. The Group's aggregate subscriber base represents an increase of 6.017 million, and a growth rate of 38.5 per cent., from the Group's subscriber base at the end of 1999.

The Group's average minutes of usage per subscriber per month ("MOU") were 320 minutes during the six months through 30 June 2000, which is lower than the Group's average proforma combined MOU of 383 minutes for 1999. The decrease resulted principally from the introduction of the pre-paid card service and the rapid addition of new subscribers, most of whom were low usage subscribers. The lower average MOU, however allowed for increased carrying capacity per network voice channel. The Group's average monthly revenue per user was RMB261 for the six months ended 30 June 2000.

The Group's subscribers total minutes of usage increased substantially. In the first six months of 2000, the Group's subscribers total minutes of usage, including pre-paid card usage, totaled 35.45 billion minutes, compared with the
17.62 billion minutes for the same period last year, an increase of 101 per cent. Of the total minutes of usage, Guangdong Mobile, Zhejiang Mobile, Jiangsu Mobile, Fujian Mobile, Henan Mobile and Hainan Mobile subscribers accounted for
15.97 billion, 6.24 billion, 4.76 billion, 4.75 billion, 3.1 billion and 630 million minutes, respectively.

In the year 2000, the Group continued its efforts to develop new applications and rollout new services. Pre-paid card services underwent rapid development in the first six months of 2000, and as at 30 June, the Group had 2.496 million pre-paid card users, which accounted for 11.5 per cent of the Group's total subscriber base. Since May 2000, the Group also started offering IP long distance telephony services to all "Quanqiutong" subscribers, which achieved a steady growth in usage volume. The Group has been closely following developments in new wireless data technologies. Currently, the Group offers services which have achieved considerable scale that are based on the SMS platform, including mobile secretary, short messaging, mobile bank and information-on-request. The Group is also closely monitoring the development of wireless data technologies and wireless Internet services. A research and development center that concentrates its research and development efforts on this subject was established. In May 2000, in accordance with specifications prescribed by the China Mobile Communications Corporation ("CMCC"), the Company successfully completed WAP system tests and satisfied the prescribed standards laid down by CMCC and expanded its WAP coverage throughout its six provinces of operation to prepare for the anticipated full commercial launch of WAP services. The Group is also actively conducting advanced GPRS technology tests.

The Group believes that such operational achievements are largely attributable to improvements in management mechanisms and enhanced internal controls. In April 2000, the Company had an operational performance evaluation for the six operating subsidiaries based on their 1999 results. The evaluation measured the performance of the subsidiaries on the basis of criteria, including revenue growth, profit ratio, EBITDA, subscriber growth, minutes of usage, bad debt level and productivity. The evaluation had positive effect such as enhanced subsidiary control, improved management control systems, exchange of management experience, encouragement of advancement, identification of discrepancies and better management methods. The Group implemented employee performance assessments, and adopted an employee incentive plan that links incentive awards under the plan to the results of evaluation and assessments. In conjunction with these initiatives, the Group broadened its use of employee stock options. Employee productivity improved significantly.

The Company established a subsidiary in Shenzhen for financial management and profit assurance purposes, wireless data communications research and development and roaming and interconnection clearing and settlement. After the acquisition of Fujian Mobile, Henan Mobile and Hainan Mobile, the Company took measures to maximize synergies, such as centralized leasing of transmission lines in volume, centralized employee training, internal peer-improvement, human resource exchange, and sharing research and development results and new business marketing experience.

In the Year 2000, we have seen the adjustment and improvement of China's telecommunications regulatory and market environments, with the restructuring of the industry essentially completed.

On 12 May 2000, CMCC obtained the entire 43 per cent. interest in China Telecom (Hong Kong) Group Limited, our indirect controlling shareholder, that had been previously owned by China Telecommunications Corporation ("CTC"). Thereafter, China Telecom (Hong Kong) Group Limited changed its name to China Mobile (Hong
Kong) Group Limited and CMCC now holds a 100 per cent. interest in China Mobile (Hong Kong) Group Limited. This reflected the separation of the two major telecommunications groups, China Mobile and CTC. These two major groups will operate independently in accordance with commercial principles within their respective spheres, and the Ministry of Information Industry ("MII") will continue its role as the industry regulator, providing macro policy guidance to telecommunications operators including our Group, but without exerting administrative control. MII's role as an industry regulator will be more explicit and we believe that this will provide for more fair and orderly competition in the mobile communications market.

In accordance with the adjustment of the parent company's shareholding structure, effect from 11 August 2000, Mr. Li Ping resigned his posts as a Director, Vice Chairman, Executive Vice President and Joint Company Secretary of the Company and will undertake a new post with China Telecommunications Corporation. I would like to take this opportunity to acknowledge the contribution of Mr. Li with highest regards and the deepest gratitude. I am also pleased to announce that Mr. Li Zhenqun was appointed as a Director, Vice Chairman and Executive Vice President of the Company with effect from 11 August 2000. Mr. Li Zhenqun has had many years of management experience in the telecommunications industry and we believe that Mr. Li's extensive experience and valuable expertise will be of great benefit to the Company. I would like to take this opportunity to welcome Mr. Li as a new member of the board.

Looking to the future, I am confident of the Company's prospects for continued growth. We will continue to pursue a development strategy that emphasizes on both organic and external growth. To achieve further organic growth, the Group will continue to maximize synergies, promote its brand name, control operational costs, expand network capacity and optimize network efficiency, while at the same time developing additional value-added services and new wireless data services utilizing 2G to 3G telecommunication technologies. To achieve further external growth, the Company has commenced preliminary discussions in relation to the acquisitions of the mobile communications businesses in seven provinces, autonomous region and directly administered municipalities of Beijing, Shanghai, Tianjin, Hebei, Liaoning, Shandong and Guangxi in mainland China. In today's fast evolving telecommunications environment, where services converge and product upgrades evolve rapidly, external growth strategies assume new significance. The Group will endeavor to develop and expand through external growth into new businesses and into new markets, to further expand its business horizons.

                                                            WANG XIAOCHU
                                                              Chairman

                                                      Hong Kong, 31 August 2000

TRANSFER TO AND FROM RESERVES

There were no transfers to or from the PRC statutory reserve and the general reserve of the Group during the six months ended 30 June 2000.

INTERIM DIVIDEND

The Board of Directors considers that because the Group is experiencing a period of rapid growth and is undergoing negotiations in relation to the proposed acquisition of the mobile phone operations in the seven provinces, autonomous region and directly administered municipalities in the PRC of Beijing, Tianjin, Shanghai, Liaoning, Hebei, Shandong and Guangxi, it is desirable that more capital be retained for additional investments, network expansion and acquisitions of quality assets, in order to give a better return to shareholders. Hence, the Board of Directors has not recommended the payment of an interim dividend for the six months ended 30 June 2000.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the six months ended 30 June 2000, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities.

UNAUDITED GROUP RESULT

For the six months ended 30 June 2000

                                                                 UNAUDITED            Audited
                                                               FOR THE SIX        For the six
                                                              MONTHS ENDED       months ended
                                                              30 JUNE 2000       30 June 1999
                                                              CONSOLIDATED       consolidated
                                              Note             RMB MILLION        RMB million
OPERATING REVENUE (TURNOVER)                   2
Usage fees                                                          20,143             11,012
Monthly fees                                                         4,250              2,081
Connection fees                                                      1,532              2,417
Other operating revenue                        3                     2,972              1,430
                                                              -------------------------------

                                                                    28,897             16,940
                                                              -------------------------------

OPERATING EXPENSES
Leased lines                                                         2,714              2,014
Interconnection                                                      3,604              2,775
Depreciation                                                         4,165              3,297
Personnel                                                            1,476                852
Other operating expenses                                             4,616              1,991
                                                              -------------------------------

                                                                    16,575             10,929
                                                              -------------------------------

                                                                                UNAUDITED            Audited
                                                                              FOR THE SIX        For the six
                                                                             MONTHS ENDED       months ended
                                                                             30 JUNE 2000       30 June 1999
                                                                             CONSOLIDATED       consolidated
                                                            Note              RMB MILLION        RMB million
PROFIT FROM OPERATIONS                                                             12,322              6,011

WRITE-DOWN AND WRITE-OFF OF TACS NETWORK EQUIPMENT
                                                              4                        --               (500)

OTHER INCOME                                                                          330                270

NON-OPERATING (EXPENSES)/INCOME                                                       (12)                11

INTEREST INCOME                                                                       437                289

FINANCE COSTS                                                                        (335)              (107)
                                                                             -------------------------------

PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION                                    12,742              5,974

INCOME TAX                                                    5                    (4,018)            (1,970)
                                                                             -------------------------------

PROFIT FROM ORDINARY ACTIVITIES AFTER TAXATION                                      8,724              4,004
                                                                             ===============================

EARNINGS PER SHARE
   BASIC                                                      6(a)            RMB64 CENTS        RMB34 cents
   DILUTED                                                    6(b)            RMB64 CENTS        RMB34 cents

EBITDA (RMB MILLION)                                          7                    16,817              9,578

Notes:

1.       BASIS OF PRESENTATION

The unaudited consolidated results of the Group for the six months ended 30 June 2000 include the results of the Company and its subsidiaries in Guangdong, Zhejiang, Jiangsu, Fujian, Henan and Hainan provinces for the six months ended 30 June 2000.

The audited consolidated results of the Group for the six months ended 30 June 1999 include the results of the Company and its subsidiaries in Guangdong, Zhejiang and Jiangsu provinces for the six months ended 30 June 1999. The audited consolidated results for the six months ended 30 June 1999 were prepared in connection with the Company's debt and equity offering in October 1999, and had previously been disclosed in the company's circular to shareholders dated 16 October 1999 and its announcement issued on 18 October 1999.

2.       TURNOVER

Turnover primarily represents usage fees, monthly fees and connection fees for the use of the Group's cellular telecommunications networks, net of the People's Republic of China ("PRC") business tax and government surcharges. Business tax and government surcharges are charged at approximately 3.3 per cent of the corresponding revenue.

3.       OTHER OPERATING REVENUE

Other operating revenue mainly represents telephone number selection fees, charges for value-added services, interconnection revenue and roaming-in fees. Roaming-in fees are received from China Mobile Communications Corporation ("China Mobile") in respect of calls made by non-subscribers using the Group's cellular telecommunications networks.

4.       WRITE-DOWN AND WRITE-OFF OF TACS NETWORK EQUIPMENT

                                                                                       UNAUDITED            Audited
                                                                                     FOR THE SIX        For the six
                                                                                    MONTHS ENDED       months ended
                                                                                    30 JUNE 2000       30 June 1999
                                                                                    CONSOLIDATED       consolidated
                                                                                     RMB MILLION        RMB million
Write-down of TACS network equipment (a)                                                      --                471
Write-off of TACS network equipment (b)                                                       --                 29
                                                                                    -------------------------------

                                                                                              --                500
                                                                                    ===============================

TACS represents Total Assess Communication System, a European standard for analog mobile telephone transmissions in the 800 and 900 MHz frequency bands.

(a) The Group has reviewed the carrying value of all TACS network and related equipment at 30 June 1999. Based on the estimated recoverable value of these assets, a write-down of RMB471,000,000 has been made during the six months ended 30 June 1999.

(b) This represents the write-off of certain TACS network equipment which have been removed from service.

5.       INCOME TAX

                                                                                       UNAUDITED            Audited
                                                                                     FOR THE SIX        For the six
                                                                                    MONTHS ENDED       months ended
                                                                                    30 JUNE 2000       30 June 1999
                                                                                    CONSOLIDATED       consolidated
                                                                                     RMB MILLION        RMB million
Provision for Hong Kong profits tax for the period                                            --                 --
Over-provision in respect of Hong Kong profits tax for prior
period                                                                                        --                 (1)
                                                                                    -------------------------------

                                                                                              --                 (1)
                                                                                    -------------------------------

Over-provision in respect of PRC income tax for prior period                                 (23)               (13)
Provision for PRC income tax on the estimated taxable profits
for the period                                                                             3,673              2,145
                                                                                    -------------------------------

                                                                                           3,650              2,132
                                                                                    -------------------------------

Deferred tax liabilities/(assets)                                                            368               (161)
                                                                                    -------------------------------
                                                                                           4,018              1,970
                                                                                    ===============================

(i) No provision has been made for Hong Kong profits tax as there was no estimated assessable profits for the six months ended 30 June 2000.

(ii) Pursuant to the income tax rules and regulations of the PRC, the Group's subsidiaries in the PRC are subject to the statutory income tax rate of 33 per cent for the six months ended 30 June 2000, except Hainan Mobile Communication Company Limited ("Hainan Mobile") and certain branches of Guangdong Mobile Communication Company Limited which are subject to a tax rate of 15 per cent. According to notices from the PRC Ministry of Finance, connection fees and certain surcharges, which were previously not subject to income tax, are subject to an income tax rate of 33 per cent with effect from 1 January 2000 for Fujian Mobile Communication Company Limited and 27 January 2000 for Henan Mobile Communication Company Limited and 15 per cent with effect from 19 January 2000 for Hainan Mobile.

6.       EARNINGS PER SHARE

(a)      Basic earnings per share

The calculation of basic earnings per share for the six months ended 30 June 2000 is based on the profit attributable to shareholders of RMB8,724,000,000 (1999: RMB4,004,000,000) and the weighted average number of 13,706,310,428 shares (1999: 11,782,884,685 shares) in issue during the six months ended 30 June 2000.

(b)      Diluted earnings per share

The calculation of diluted earnings per share for the six months ended 30 June 2000 is based on the profit attributable to shareholders of RMB8,724,000,000 (1999: RMB4,004,000,000) and the weighted average number of 13,716,377,376 shares (1999: 11,785,447,499 shares) after adjusting for the effects of all dilutive potential ordinary shares. All dilutive potential ordinary shares arise from the share options granted under the share option scheme which, if converted to ordinary shares, would decrease profit attributable to shareholders per share.

(c)      Reconciliations

                                                                                    30 JUNE 2000       30 June 1999
                                                                                NUMBER OF SHARES   Number of shares
Weighted average number of ordinary shares used in calculating
basic earnings per share                                                          13,706,310,428     11,782,884,685

Deemed issue of ordinary shares for no consideration                                  10,066,948          2,562,814
                                                                                -----------------------------------

Weighted average number of ordinary shares used in calculating
diluted earnings per share                                                        13,716,377,376     11,785,447,499
                                                                                ===================================

7.       EBITDA

EBITDA represents earnings before interest income, interest expense, income taxes, depreciation and amortisation, non-operating income/expenses and write-down and write-off of fixed assets. While EBITDA is commonly used in the telecommunications industry worldwide as an indicator of operating performance, leverage and liquidity, it is not presented as a measure of operating performance in accordance with generally accepted accounting principles and should not be considered as representing net cash flows from operating activities.